SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: December 22, 2004

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     UBS cautions that this document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macroeconomic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties, and (6) the risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports with the Securities and Exchange Commission.

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; and 333-103956) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

UBS AG Media Relations Tel. +41-1-234 85 00 www.ubs.com 21 December 2004

Media release

UBS receives Wells Notice from SEC relating to HealthSouth

UBS receives “Wells Notice” from the staff of the United States Securities and Exchange Commission (SEC) relating to work performed for HealthSouth. UBS is continuing to cooperate fully with the SEC.

New York, 21 December 2004 — UBS announced today that it has received a “Wells Notice” from the staff of the United States Securities and Exchange Commission (SEC). The Wells Notice notifies UBS that the SEC staff is considering recommending that the SEC bring civil enforcement proceedings against UBS for possible violations of federal securities laws arising from work performed by UBS’s Investment Bank for HealthSouth Corp., a US healthcare company.

Under SEC procedures, the Wells Notice affords UBS an opportunity to present its position to the SEC staff before the staff makes a formal recommendation regarding any action to be taken against the firm.

UBS has been cooperating fully with all relevant authorities investigating the HealthSouth case, and will continue to offer the SEC its full cooperation.

UBS

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ P. Kurer
	Name:	Peter Kurer
Title: Group General Counsel

	By:	/s/ W. Stuerzinger
		Name:	Walter Stuerzinger
Date: December 22, 2004		Title:	Group Chief Risk Officer